SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated April 25, 2016 regarding notice of exercise of cumulative vote

Item 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 25th, 2016

SECURITIES AND EXCHANGE COMMISSION

RE.: Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina summoned for April 29, 2016 ( the “Shareholders´ Meeting”). Notice of the exercise of cumulative vote.

Dear Sirs,

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that today, the National Social Security Administration, FGS-ANSES (“Administración Nacional de la Seguridad Social”), in its role as shareholder of Telecom Argentina, has requested to be register in order to participate at the referred Shareholders’ Meeting.

Moreover, within the framework of Decree N 1278/2012, the National Department of Companies with Argentine Government Participation (“Dirección Nacional de Empresas con Participación del Estado”) has notified the Company of the intention of the National Social Security Administration, FGS-ANSES, to exercise the mechanism of cumulative vote in items 9, 10, 13 and 14 of the Agenda of the referred Shareholders’ Meeting, related to the designation of directors, alternate directors, members and alternate members of the Supervisory Committee, respectively.

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 25 th, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations